Report of Independent Auditors

To the Board of Directors of
Changan Ford Automobile Corporation Limited:

We have audited the accompanying consolidated financial statements of Changan Ford Automobile Corporation Limited and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and December 31, 2015 and the related consolidated statements of income, equity and cash flows for each of the three years in the period ended December 31, 2016 .

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Changan Ford Automobile Corporation Limited and its subsidiary as of December 31, 2016, and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
March 29, 2017

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
(in thousands RMB Yuan)

	For the years ended December 31,
	2014	2015	2016

Revenues
Revenues (Note 8)	105,319,803	115,469,704	124,504,387
Less: Revenue taxes (Note 2)	5,063,454	5,492,982	6,071,087
Total revenues	100,256,349	109,976,722	118,433,300

Costs and expenses
Cost of sales (Note 8)	73,019,782	79,493,254	86,461,886
Selling expenses (Note 8)	5,286,724	5,153,385	6,293,107
General and administrative expense (Note 8)	4,850,337	5,181,158	5,676,819
Research and development costs (Notes 2 and 8)	1,534,788	1,968,925	1,794,410
Impairment of assets	41,621	107,806	472,395
Loss/(Gain) on disposal of property, plant, and equipment, net	(73)	3,037	20,310
Total costs and expenses	84,733,179	91,907,565	100,718,927

Interest Income, net	166,463	155,477	183,091
Foreign exchange gain/(loss), net	(102,391)	(179,226)	(174)
Government grant income (Note 2)	971,183	2,421,175	3,713,517
Other income/(expense), net	35,236	127,909	32,613
Income before income taxes	16,593,661	20,594,492	21,643,420
Income tax expense (Note 13)	2,258,780	3,204,464	3,567,237
Net income	14,334,881	17,390,028	18,076,183
Less: Income attributable to non-controlling interests	11,458	7,832	9,937
Net income attributable to Changan Ford Automobile Corporation Limited	14,323,423	17,382,196	18,066,246

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONSOLIDATED BALANCE SHEET
(in thousands RMB Yuan)

	December 31, 2015	December 31, 2016

ASSETS
Cash and cash equivalents (Note 5)	12,868,830	15,063,726
Financial assets (Note 6)	65,428	61,363
Interest receivable	301	—
Accounts and notes receivable	745,578	890,385
Other receivables	1,915,249	2,584,472
Advances to suppliers	61,139	86,441
Inventories (Note 7)	7,688,797	5,791,872
Amounts due from related parties (Note 8)	549,963	608,460
Total current assets	23,895,285	25,086,719
Property, plant, and equipment, net (Note 9)	21,988,964	22,176,399
Prepaid land leases, net (Note 10)	1,287,034	1,349,778
Long term prepaid expense	83,963	—
Deferred tax assets (Note 13)	2,636,572	3,016,237
Prepayments for acquisition of plant and equipment	580,449	324,532
Total non-current assets	26,576,982	26,866,946
Total assets	50,472,267	51,953,665

LIABILITIES
Accounts payable	16,941,424	16,908,341
Advances from customers	217,491	26,687
Accrued payroll and related expenses	1,062,845	1,111,754
Taxes payable	2,207,522	2,086,593
Deferred government grants and other	373,545	526,951
Other payables and accrued liabilities (Note 11)	8,648,157	10,263,191
Warranty liabilities (Note 15)	365,902	308,614
Financial liabilities (Note 6)	15,976	22,022
Amounts due to related parties (Note 8)	6,228,686	5,567,145
Total current liabilities	36,061,548	36,821,298
Deferred government grants and other	2,291,993	2,367,241
Warranty liabilities (Note 15)	956,129	1,266,346
Total non-current liabilities	3,248,122	3,633,587
Total liabilities	39,309,670	40,454,885

EQUITY
Paid-in capital	1,903,383	1,903,383
Capital reserve	8	8
Statutory reserves (Note 2)	333,803	369,399
Retained earnings	8,880,467	9,171,117
Total equity attributable to Changan Ford Automobile Corporation Limited	11,117,661	11,443,907
Equity attributable to non-controlling interests	44,936	54,873
Total equity	11,162,597	11,498,780
Total liabilities and equity	50,472,267	51,953,665

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands RMB Yuan)

	For the years ended December 31,
	2014	2015	2016

Cash flows from operating activities
Net cash provided by operating activities (Note 14)	20,523,015	24,648,357	24,401,971

Cash flows from investing activities
Proceeds from disposal of property, plant, and equipment	19,708	6,321	14,533
Purchase of property, plant, and equipment and prepaid land leases	(7,202,472)	(6,406,691)	(4,491,253)
Net cash used in investing activities	(7,182,764)	(6,400,370)	(4,476,720)

Cash flows from financing activities
Cash received from short-term loan	—	—	2,000,000
Dividends paid to shareholders, net of withholding taxes (Note 14)	(15,144,500)	(15,855,500)	(17,740,000)
Payment of short-term loan	—	—	(2,000,000)
Payment of financing costs	—	—	(3,884)
Net cash used in financing activities	(15,144,500)	(15,855,500)	(17,743,884)

Effect of exchange rate changes on cash and cash equivalents	(20,609)	(8,551)	13,529
Net increase/(decrease) in cash and cash equivalents	(1,824,858)	2,383,936	2,194,896
Cash and cash equivalents, beginning of year	12,309,752	10,484,894	12,868,830
Cash and cash equivalents, end of year	10,484,894	12,868,830	15,063,726

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
CONSOLIDATED STATEMENT OF EQUITY
(in thousands RMB Yuan)

	Equity attributable to Changan Ford Automobile Corporation Limited
	Paid-in capital	Capital reserve	Statutory reserves	Accumulated retained earnings	Total	Equity attributable to non-controlling Interests	Total Equity

Balance at December 31, 2013 (unaudited)	1,903,383	8	271,133	8,237,518	10,412,042	25,646	10,437,688
Net income	—	—	—	14,323,423	14,323,423	11,458	14,334,881
Appropriation to statutory reserve	—	—	31,190	(31,190)	—	—	—
Dividends paid to shareholders	—	—	—	(15,400,000)	(15,400,000)	—	(15,400,000)
Balance at December 31, 2014	1,903,383	8	302,323	7,129,751	9,335,465	37,104	9,372,569

Balance at December 31, 2014	1,903,383	8	302,323	7,129,751	9,335,465	37,104	9,372,569
Net income	—	—	—	17,382,196	17,382,196	7,832	17,390,028
Appropriation to statutory reserve	—	—	31,480	(31,480)	—	—	—
Dividends paid to shareholders	—	—	—	(15,600,000)	(15,600,000)	—	(15,600,000)
Balance at December 31, 2015	1,903,383	8	333,803	8,880,467	11,117,661	44,936	11,162,597

Balance at December 31, 2015	1,903,383	8	333,803	8,880,467	11,117,661	44,936	11,162,597
Net income	—	—	—	18,066,246	18,066,246	9,937	18,076,183
Appropriation to statutory reserve	—	—	35,596	(35,596)	—	—	—
Dividends paid to shareholders	—	—	—	(17,740,000)	(17,740,000)	—	(17,740,000)
Balance at December 31, 2016	1,903,383	8	369,399	9,171,117	11,443,907	54,873	11,498,780

The accompanying notes are part of the financial statements.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
NOTES TO THE FINANCIAL STATEMENTS

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

Changan Ford Automobile Corporation Limited (“the Company,” or “Changan Ford”) is a sino-foreign equity joint venture enterprise established in Chongqing of the People’s Republic of China (the “PRC” or “China”). As of December 31, 2016, the shareholders of the Company are Chongqing Changan Automobile Company Limited (“Changan Automobile”), Ford Asia Pacific Automotive Holdings Limited (“FAPAH”), and Ford Motor (China) Limited (“Ford China”). The shareholders’ contributed capital and current ownership percentages are as follows (in U.S. dollars):

	Contributed Capital	Ownership Percentage
Changan Automobile	$120,500,000	50%
FAPAH	84,350,000	35%
Ford China	36,150,000	15%

China South Industries Group Corporation (“China South”), incorporated in Beijing, PRC, is the ultimate parent company of Changan Automobile. Ford Motor Company, incorporated in Delaware, United States of America, is the ultimate parent company of FAPAH and Ford China.

The Company is primarily engaged in the manufacture and sale of vehicles, service parts, and accessories, together with the associated costs to develop, manufacture, distribute, and service the vehicles, parts, and accessories.

NOTE 1.  PRESENTATION

The Company prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

These financial statements have been prepared pursuant to Rule 3-09 of SEC Regulation S-X for inclusion in the Form 10-K/A of Ford Motor Company, as we are an equity method investee of Ford Motor Company.

We have evaluated subsequent events through March 29, 2017, which is the date the financial statements were issued.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For each accounting topic that is addressed in its own footnote, the description of the accounting policy may be found in the related footnote.  The other significant accounting policies are described below.

Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary.

Consolidated financial statements are prepared using uniform reporting dates and accounting policies. All significant assets, liabilities, equities, revenues, expenses, and cash flows generated from the intercompany transactions within the Company and its subsidiary are eliminated upon consolidation.

As of December 31, 2016, ownership of the Company’s subsidiary remains the same as in the prior periods presented, which is listed as below:

				Portion of Share Capital Owned
	Registered Address	Principal Business	Registered Capital (RMB thousands)	Directly	Indirectly	Portion of Voting Shares
Chongqing Ante Imp & Exp Co., Ltd. (“Ante Trading”)	Chongqing, China	Import & export trading and wholesale for components of vehicles	30,000	80%	—	80%

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect our results during the periods reported. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, allowance for doubtful accounts, provision for inventory obsolescence, estimates of useful life for property, plant, and equipment and intangible assets, marketing accruals, and warranty costs. Estimates are based on historical experiences and various other assumptions that we believe are reasonable under the circumstances. Due to the inherent uncertainty involved with estimates, actual results may differ.

Foreign Currency Translation

The Company’s functional and reporting currency is the Renminbi (“RMB”).

The foreign currency transactions are translated, on initial recognition, into the functional currency on the average exchange rate, by applying the approximate spot exchange rate issued by the People’s Bank of China (“PBOC”) at the transaction dates. At the balance sheet date, foreign currency monetary items are also translated using the spot exchange rate issued by the PBOC. All the exchange differences thus resulted are recorded as “foreign exchange gain/(loss), net” in the consolidated statement of income. Non-monetary foreign currency items measured at historical cost shall still be translated at the spot exchange rate prevailing at the transaction date, so that the amount denominated in the functional currency is not changed.

Cash flows in foreign currency are translated into the functional currency on the average exchange rate by applying the approximate spot exchange rate issued by the PBOC at the transaction dates when the cash flows occur. The change in the exchange rate on cash is separately presented as an adjustment item in the consolidated statement of cash flows.

Receivables

Accounts receivable consist primarily of receivables from sales of parts and accessories, which are initially recorded at the transaction amount. Notes receivable represent short-term bank acceptance notes received for sales of products. Other receivables consist primarily of receivables from sales of raw materials and deposits for purchase of raw materials. An allowance for doubtful accounts is recorded in the period when a loss is probable based on an assessment of specific evidence indicating uncollectibility, historical experience, accounts aging and other factors that may affect the customers’ ability to pay. An accounts receivable balance is written off after all collection effort has ceased.

There was no allowance for doubtful accounts as of December 31, 2015 and 2016.

Inventories

Inventories are composed of goods-in-transit, raw materials, and finished goods. Inventories are initially carried at the actual cost. Cost of inventories comprises all costs of purchase, costs of conversion, and other costs. The actual cost of inventories transferred out is assigned by using first-in, first out (“FIFO”).

At the balance sheet date, the inventory is stated at the lower of cost or market. Market is defined as current replacement cost as long as market is not greater than net realizable value (estimated selling price less reasonable costs of completion and disposal) and is not less than net realizable value reduced by a normal sales margin. If the cost is higher than the market, a provision to adjust the inventory value is recorded in cost of sales.

The Company assesses the lower of cost or market for non-saleable, obsolete inventories based on its periodic review of inventory quantities on hand and the latest forecasts of product demand and production requirements from its customers. The Company writes down inventories for non-saleable, excess or obsolete raw materials, work-in-process or finished goods and records the charges as impairment of assets in the consolidated statement of income.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Asset Impairment

The Company determines the impairment of assets, other than the impairment of inventories, deferred tax assets, and financial assets using the following methods:

The Company tests long-lived assets groups for recoverability when changes in circumstances indicate that the carrying values may not be recoverable. Events that trigger a test for recoverability include material adverse changes in projected revenues and expenses, significant underperformance relative to historical and projected future operating results, significant negative industry or economic trends, or a significant adverse change in the manner in which an asset group is used or in its physical condition.

When a triggering event occurs, a test for recoverability is performed, comparing projected undiscounted future cash flows to the carrying value of the asset group. If the test for recoverability identifies a possible impairment, the asset group’s fair value is measured relying primarily on a discounted cash flow method. An impairment charge is recognized for the amount by which the carrying value of the asset group exceeds its estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over their remaining useful life. The reduction in carrying amount is treated as impairment loss and recognized in profit or loss for the current period.

The Company estimates the recoverable amount on an individual basis. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the asset group to which the asset belongs. Identification of an asset group is based on whether major cash inflows generated by the asset group are largely independent of the cash inflows from other assets or asset groups.

Revenue Recognition - Sales of Goods

Revenue from the sale of goods is generated primarily by sales of vehicles, parts, and accessories. The Company records revenue when it has transferred to the buyer (generally the dealers) the significant risks and rewards of ownership of the goods; the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; and the associated costs incurred or to be incurred can be measured reliably. The Company recognizes sales when products are shipped from the manufacturing facilities. The proceeds earned from sales of goods are determined based on the amount received or receivable as stipulated in the contract or agreement.

Sales and marketing incentives are recognized as revenue reductions of the sales of vehicles. The incentives are recorded in the consolidated balance sheet in Other payables and accrued liabilities. The reduction to revenue is accrued at the later of the date the related vehicle is sold or the date the incentive program is both approved and communicated. The Company generally estimates these accruals using incentive programs that are approved as of the balance sheet date and are expected to be effective at the beginning of the subsequent period.

Revenue Related Taxes and Surcharges

The Company collects and remits taxes assessed by governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between us and our customers.  These taxes include consumption tax, value-added tax, and surcharges. We report these taxes on a net basis by excluding them from total revenues. The major categories of taxes and surcharges with the respective tax rates applicable to the Company are as follows:

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Consumption tax - The applicable consumption tax rates of sales of cars are determined by their cylinder capacity as below:

Applicable Tax Rate
Cylinder capacity
Less than 1.0 liter (including 1.0 liter)	1%
From 1.0 liters to 1.5 liters (including 1.5 liters)	3%
From 1.5 liters to 2.0 liters (including 2.0 liters)	5%
From 2.0 liters to 2.5 liters (including 2.5 liters)	9%
From 2.5 liters to 3.0 liters (including 3.0 liters)	12%
From 3.0 liters to 4.0 liters (including 4.0 liters)	25%
Over 4.0 liters	40%

Surcharges - Surcharges include city maintenance and construction tax, educational additional expenses and local education additional expenses, which are levied at 7%, 3%, and 2%, respectively, on the consumption taxes and value added taxes paid.

Revenue related taxes and surcharges for the years ended December 31, 2014, 2015, and 2016 were RMB 5,063,454,000, RMB 5,492,982,000, and RMB 6,071,087,000, respectively.

Value added taxes - Output value added taxes are calculated by applying 17% to the taxable transaction and the Company may pay any net amount due to the tax authorities after adjusting for any deductible input value added taxes paid in the current period.

Supplier Price Adjustments

We frequently negotiate price adjustments with our suppliers throughout a production cycle, even after receiving production material.  These price adjustments relate to changes in design specifications or other commercial terms such as economics, productivity, and competitive pricing.  We recognize price adjustments when we reach final agreement with our suppliers.  In general, we avoid direct price changes in consideration of future business; however, when these occur, our policy is to defer the financial statement impact of any such price change given explicitly in consideration of future business where guaranteed volumes are specified.

Government Grants

Government grants are recognized only when there is reasonable assurance that the entity will comply with all the conditions attached to the grant and the grants are received. Government grants are primarily granted by the government in connection with the Company’s business development and are accounted for as described below:

•
A grant relating to income, such as a compensation for future costs, is recognized as deferred income initially, and as other income when the related cost is incurred. A grant as compensation for costs already incurred is recognized as other income for the current period;

•	A grant relating to the construction or acquisition of assets is recognized as deferred income initially, and recognized as other income evenly based on the useful lives of the related assets.

The Company received government grants of RMB 940,781,000, RMB 2,314,357,000, and RMB 3,590,703,000 for the years ended December 31, 2014, 2015, and 2016, respectively, which were recorded directly in the consolidated statement of income in those periods.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

During the years ended December 31, 2014, 2015, and 2016, RMB 30,402,000, RMB 106,818,000, and RMB 122,814,000, respectively, of deferred government grants relating to assets were amortized as income in the consolidated statement of income, as the assets to which the government grants were related had been placed into service and begun to depreciate.

Statutory Reserves

Pursuant to Implementing Regulations of the Law of the PRC on Sino-Foreign Equity Joint Ventures issued by the State Council, the principles of net profit distribution of the Company are as follows:

•	A reserve fund, a staff welfare and bonus fund, and an enterprise expansion fund shall be created, and the annual amount of funding shall be decided by the board of directors.

•
In addition to its use in making up the losses of the joint venture, the reserve fund may be used to increase the capital of the joint venture and expand its production upon approval by the relevant authorities; and

•
Any distributable profit remaining after the establishment of the three funds shall be distributed to the parties to the joint venture in proportion to their capital contribution when the board of directors decides to distribute such profit.

Pursuant to the above laws, the Company increased the staff welfare and bonus fund of RMB 77,975,000, RMB 78,699,000, and RMB 88,993,000, respectively, for the years ended December 31, 2014, 2015, and 2016, which was used for collective staff benefits. The amounts appropriated to the staff welfare and bonus fund were charged against income and the related provisions were reflected as accrued liabilities in the consolidated balance sheets.

In addition, the Company increased the reserve fund and enterprise expansion fund in the amounts of RMB 31,190,000, RMB 31,480,000, and RMB 35,596,000, respectively, for the years ended December 31, 2014, 2015, and 2016 according to the board resolution. These statutory equity reserve funds can be used for the development and expansion of the Company. If these funds are used, the decrease in the fund will be charged to current period expense or if utilized to purchase an asset, to that related asset’s cost.

The increase of the statutory reserves during the years ended December 31, 2014, 2015, and 2016 were as follows (in RMB thousands):

	Reserve Fund	Enterprise Expansion Fund	Total
December 31, 2013 (unaudited)	153,221	117,912	271,133
Appropriation to statutory reserve	15,595	15,595	31,190
December 31, 2014	168,816	133,507	302,323
Appropriation to statutory reserve	15,740	15,740	31,480
December 31, 2015	184,556	149,247	333,803
Appropriation to statutory reserve	17,798	17,798	35,596
December 31, 2016	202,354	167,045	369,399

PRC regulations currently permit payment of dividends only out of accumulated profits (retained earnings) after the provision of any required statutory reserves in accordance with PRC accounting standards and regulations. There are no significant differences between the Company’s retained earnings presented under generally accepted accounting principles in the United States and its retained earnings presented in accordance with PRC accounting standards and regulations.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Selected Other Costs

Research and development costs primarily consist of the technology development costs, material, remuneration and other related expenses associated with product and technology development. The costs are expensed as incurred and are disclosed as a separate line item in the consolidated statement of income. Research and development costs recorded for the years ended December 31, 2014, 2015, and 2016 were RMB 1,534,788,000, RMB 1,968,925,000, and RMB 1,794,410,000, respectively.

Advertising costs are expensed when incurred and are included in selling expenses in the consolidated statements of income. For the years ended December 31, 2014, 2015, and 2016, the advertising costs were RMB 1,556,301,000, RMB 2,314,379,000, and RMB 2,293,398,000, respectively.

NOTE 3.  NEW ACCOUNTING STANDARDS

Adoption of New Accounting Standards

Income Taxes - Balance Sheet Classification of Deferred Taxes. During 2016, we retrospectively adopted the new accounting standard which requires deferred tax assets and liabilities to be classified as non-current in the consolidated balance sheet. The adoption of this standard reduced total current assets RMB 1,961,575,000 and increased total non-current assets by the same amount on the consolidated balance sheet as of December 31, 2015.

Accounting Standards Issued But Not Yet Adopted

Revenue from Contracts with Customers. In May 2014, the Financial Accounting Standards Board (FASB) issued a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP. The standard’s core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In doing so, companies will need to use more judgment and make more estimates than under today’s guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each separate performance obligation. The new accounting standard, as amended, is effective for us beginning January 1, 2018. The new standard is expected to have an impact to our income statement, balance sheet, and financial statement disclosures and we are reviewing our arrangements to evaluate the impact and method of adoption.

Leases. In February 2016, the FASB issued a new accounting standard, which is a comprehensive change in the method for accounting for and disclosing leasing arrangements by both lessors and lessees. This standard is effective for financial statements issued for annual periods beginning after December 15, 2018, with early adoption allowed. This new accounting standard will require that virtually all lease arrangements that do not meet the criteria of a short-term lease be presented on our balance sheet by recording a right-of-use asset and a lease liability equal to the present value of the related future lease payments. The income statement impacts of leases will depend on their nature and will be similar to the existing accounting for operating and capital leases. We are assessing the potential impact to our financial statements and disclosures.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 4.  FAIR VALUE MEASUREMENTS

Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value under U.S. GAAP, and expands disclosures about fair value measurements. The use of observable and unobservable inputs and their significance in measuring fair value are reflected in the fair value hierarchy assessments. The Fair Value Measurement standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair values as follows:

•	Level 1 - inputs include quoted prices in active markets for identical assets or liabilities.

•
Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value accounting standards describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount; the measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The fair value of financial assets and liabilities for which there are active markets is determined by reference to the quoted market prices. For financial instruments where there are no active markets, fair value is determined using valuation methods. Such methods include: using recent arm’s length market transactions; reference to the current market value of another instrument that is substantially the same; discounted cash flow analysis; and option pricing models or other valuation models.

The Company measures financial assets or liabilities at fair value on a recurring basis with any resulting adjustment recorded through profit or loss. Other assets and liabilities are measured at fair value on a nonrecurring basis, such as when they have asset impairment. The Company determines the fair value of impaired long-lived assets using the approach described in Note 2.

The Company reviews the inputs to the fair value measurements to ensure they are appropriately categorized within the fair value hierarchy. Transfers into and transfers out of the hierarchy levels are recognized as if they had taken place at the end of the reporting period.

The following table categorizes the items measured at fair value on a recurring basis on the balance sheet (in RMB million):

	December 31, 2015				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets/(Liabilities) at fair value	—	49	—	49	—	39	—	39

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 5.  CASH AND CASH EQUIVALENTS

Cash comprises cash on hand and bank deposits that can be used for payment at any time. Cash equivalents are short-term, highly liquid investments held by the Company, that are purchased with an original maturity of three months or less, readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

As at December 31, 2015 and 2016, cash of RMB 3,244,600,000 and RMB 31,000 was deposited with China South Industries Group Finance Company Limited, which is a related party of the Company. Please refer to Note 8 for details.

NOTE 6.  FINANCIAL ASSETS/(LIABILITIES)

The Company uses foreign exchange forward contracts to manage the foreign exchange risk of some of its transaction exposures. The foreign exchange forward contracts are not designated as hedges and are entered into for periods consistent with foreign currency exposure of the underlying transactions with the period of one month. The forward contracts which are initially recognised at fair value on the date on which the contracts are entered into and are subsequently re-measured at fair value through profit or loss. The foreign exchange forward contracts are recorded as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The net fair value of foreign exchange forward contracts as of December 31, 2015 and 2016 was a net asset of RMB 49,452,000 and a net asset of RMB 39,341,000, respectively. The effects on profit or loss are reflected in Foreign exchange gain/(loss), net.

NOTE 7.  INVENTORIES

Inventories were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Materials-in-transit	1,913,555	1,575,406
Raw materials and work in progress	3,142,610	2,555,525
Finished goods	2,764,059	1,799,201
Total inventories	7,820,224	5,930,132
Provisions	(131,427)	(138,260)
Inventories, net	7,688,797	5,791,872

Movement of the inventory provisions were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Balance at beginning of year	71,775	131,427
Additions	103,636	411,747
Written off	(43,984)	(404,914)
Balance at end of year	131,427	138,260

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 8.  RELATED PARTIES

In the ordinary course of business we buy/sell various products and services including vehicles, parts, and accessories to/from related parties. All these related parties are the subsidiaries or equity method investees of China South or Ford Motor Company.

Transactions with related parties were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Revenue and cost of sales
Sales of vehicles, parts, and components	7,001,517	6,019,045	7,081,894
Services rendered	—	252,123	175,474
Purchase of raw materials, parts and services	20,868,623	15,239,594	12,417,853

Selling expenses
Transportation service fee	1,930,420	1,783,673	2,072,434

General and administrative expense
General and administrative expense	3,049,736	3,614,337	4,134,782

Research and development costs
Technology development service fee	431,969	1,025,052	1,032,887

Purchase of property, plant, and equipment
Purchase of property, plant, and equipment	833,128	1,280,584	644,807

Purchases of goods from related parties follow normal inventory accounting processes and costs are recorded in cost of sales when the related inventory is sold or otherwise disposed. General and administrative expense incurred with related parties generally include information systems maintenance, royalties, logistics management, and other support fees.

Balances with related parties reported on our consolidated balance sheet were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Cash placed in financial institution of related party	3,244,600	31

Accounts receivables	513,901	507,680
Other receivables	32,034	96,752
Prepayments	4,028	4,028
Total amounts due from related parties	549,963	608,460

Accounts payable	3,466,155	3,144,504
Other payables and accrued liabilities	2,760,183	2,422,641
Advance from customers	2,348	—
Total amounts due to related parties	6,228,686	5,567,145

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 9.  PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment include buildings, machinery and equipment, tooling, and other tangible assets that we used in our normal operations.

Property, plant, and equipment are recognized only when it is probable that the economic benefits associated with the asset will flow to the Company and the cost of the asset can be measured reliably. Subsequent expenditures such as repair and maintenance costs incurred for a fixed asset that meets the recognition criteria shall be capitalized as to the related assets, and the carrying amount of the component of the property, plant, and equipment that is replaced shall be derecognized. Otherwise, such expenditure shall be recognized in the consolidated statement of income for the period in which they are incurred. Retirements, sales, and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gains or loss included in the consolidated statement of income.

Property, plant, and equipment are initially measured at cost and are stated net of accumulated depreciation and impairment, if any. The cost of a purchased fixed asset comprises the purchase price, relevant taxes, and any directly attributable expenditure for bringing the asset to working condition for its intended use. Depreciation is calculated using the straight-line method. The estimated useful lives, estimated residual value rate, and annual depreciation rate of property, plant, and equipment are as follows:

	Useful life	Residual value rate	Annual depreciation rate
Buildings	20 years	10%	4.50%
Machinery and equipment	10 years	10%	9%
Electronic and office equipment	5 years	10%	18%
Vehicles	5 years	10%	18%
Tooling	5 years	0%	20%

The Company reviews the useful life and estimated net residual value of property, plant, and equipment and the depreciation method applied at each financial year-end, and makes adjustments if necessary.

Construction in progress represents uncompleted construction work of certain facilities which, upon completion, management intends to hold for production purposes. The cost of construction in progress is determined according to the actual expenditure incurred for the construction during the construction period. Construction in progress is transferred to property, plant, and equipment when the asset is ready for its intended use.

Net property, plant, and equipment were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Buildings	5,747,864	6,059,260
Machinery and equipment	11,395,069	14,154,971
Electronic and office equipment	840,262	904,129
Vehicles	182,243	171,309
Tooling	9,920,848	10,442,400
Construction in progress	2,160,972	1,560,385
Total property, plant, and equipment	30,247,258	33,292,454
Accumulated depreciation and impairment	(8,258,294)	(11,116,055)
Total property, plant, and equipment, net	21,988,964	22,176,399

Depreciation expense for the years ended December 31, 2014, 2015, and 2016 were RMB 1,679,754,000, RMB 2,807,272,000, and RMB 3,272,960,000, respectively.

Gain on disposal of certain property, plant, and equipment for the year ended December 31, 2014 was RMB 73,000, and loss on disposal of certain property, plant, and equipment for the years ended December 31, 2015 and 2016 were RMB 3,037,000 and RMB 20,310,000, respectively.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 9.  PROPERTY, PLANT, AND EQUIPMENT (Continued)

The Company recorded impairment losses for long-lived assets of RMB 14,865,000, RMB 10,121,000, and RMB 60,648,000 for the years ended December 31, 2014, 2015, and 2016, respectively, and reported in Impairment of assets on the consolidated statement of income. These long-lived assets were no longer utilized and the Company reduced their carrying amount to zero based on a review of their recoverable value.

NOTE 10.  PREPAID LAND LEASES

According to Land Administration Law of the People’s Republic of China, the land of the PRC is subject to the socialist public ownership, namely, ownership by the whole people or collective ownership of the working masses. No entity or individual is allowed to seize, trade, or otherwise illegally transfer land. However, according to Interim Regulations of the PRC on the Assignment and Transfer of the Rights to the Use of State-owned Urban Land, any company, enterprise, other organization and individual within or outside the PRC may, unless otherwise prohibited by law, obtain the right to the use of the land and engage in land development, utilization, and management in accordance with the provisions. Land use rights may be legally transferred.

Net prepaid land leases were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Prepaid land leases	1,414,862	1,508,381
Accumulated amortization	(127,828)	(158,603)
Total prepaid land leases, net	1,287,034	1,349,778

As of the balance sheet dates, the prepaid land lease represents the purchase cost of the land use right in PRC. The Company obtained certificates for land use rights with the original cost of RMB 1,370,966,000 as of December 31, 2016, and is amortizing the related land use rights cost on a straight-line basis over the lease terms of 30 to 50 years. The actual useful life of the land use rights is determined by the certificates. For certain land use rights in the amount of RMB 108,025,000 where statutory certificates have not yet been obtained but the Company has begun to use the land, the Company has started to amortize the land use rights cost on a straight-line basis over the lease agreement term of 50 years.

For other land use rights in the amount of RMB 29,390,000 where statutory certificates have not yet been obtained and the Company has not yet begun to use the land, the Company has not yet started to amortize the cost of the land use rights as of December 31, 2016. The Company expects to obtain the required statutory certificates and start to use the land in 2017, at which point such land use rights will begin to be amortized over their estimated useful lives.

The Company recognizes land use rights as prepaid land leases and reviews the estimated useful life and amortization method at the end of each year and adjusts if necessary.

The pre-tax amortization expenses for the years ended December 31, 2014, 2015, and 2016 were RMB 23,709,000, RMB 27,979,000, and RMB 30,775,000, respectively.

Estimated amortization expense of the land use right acquired as of December 31, 2016 for each of next five years is as follows (in RMB thousands):

	2017	2018	2019	2020	2021
Estimated amortization expense	31,633	31,633	31,633	31,633	31,633

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 11.  OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Other payables
Payables for the acquisition of property, plant, and equipment	3,306,183	2,810,304
Dealers’ deposits	106,992	72,748
Dealers’ incentives	52,088	157,171
Others	120,379	179,794
Total of other payables	3,585,642	3,220,017

Accrued liabilities
Payables of marketing, sales and after-sales service costs	3,926,939	5,625,437
Other accrued expenses	815,124	975,569
Payables related to engineering services	320,452	442,168
Total of accrued liabilities	5,062,515	7,043,174

Total of other payables and accrued liabilities	8,648,157	10,263,191

NOTE 12.  EMPLOYEE BENEFITS

Employee benefits are all forms of consideration given and other relevant expenditures incurred by the Company in exchange for service rendered by employees. During the accounting period that the employees render services to the Company, the employee benefits payable is recognized as a liability. When the termination benefits fall due more than one year after the balance sheet date, if the discounted value is material, it is reflected at its present value.

The employees of the Company participate in social insurance programs, such as pension insurance, medical insurance, non-employment insurance, etc., and a housing accumulation fund, which are managed by the PRC government. The related expenditure is recognized, when incurred, in the consolidated statement of income for the current period.

In October 2014, according to the approval of the board of the directors, the Company established a defined contribution savings plan for the employees. The Company’s contributions to these plans, if any, are discretionary and are made from the staff welfare and bonus fund as mentioned in Note 2 - Statutory Reserves and are settled by the Company as incurred. The Company’s contributions to the savings plans were RMB 8,256,000, RMB 24,574,000, and RMB 32,083,000 for the years ended December 31, 2014, 2015, and 2016, respectively.

NOTE 13. INCOME TAXES

Income tax comprises current and deferred tax. Income tax is recognized as income or expense and included in the consolidated statement of income for the current period, except to the extent that the tax arises from a business combination or if it relates to a transaction or event which is recognized directly in equity.

Income Tax Rate

In accordance with Circular for Further Implementation of Tax Incentives in the Development of West Regions <Cai Shui (2011) No 58> collectively issued by the Ministry of Finance, the Customs General Administration and the National Taxation Bureau of the PRC, the Company is entitled to a preferential corporate income tax rate of 15% from January 1, 2011 to December 31, 2020, as it is located in the west region of China, engaged in one of the designated business operations and with such designated business revenue accounting for more than 70% of the Company’s total revenue. The income tax rate for the Company’s branches incorporated in other provinces in the PRC and for its subsidiary Ante Trading is 25%.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 13. INCOME TAXES (Continued)

Deferred Tax Assets and Liabilities

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

At the balance sheet date, deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, according to the requirements of tax laws. The measurement of deferred tax assets and deferred tax liabilities reflects the tax consequences that would follow from the manner in which the Company expects at the balance sheet date, to recover the assets or settle the liabilities.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to offset current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Components of Income Taxes

Components of income tax expense were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Current income tax expense	2,786,928	3,840,763	3,946,902
Deferred income tax benefit	(528,148)	(636,299)	(379,665)
Total income tax expense	2,258,780	3,204,464	3,567,237

The reconciliation of tax calculated by applying the statutory corporate income tax rate in PRC of 25% to the income before income taxes is as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Income before income taxes	16,593,661	20,594,492	21,643,420
PRC statutory rate	25%	25%	25%
Income tax expense at statutory tax rate	4,148,415	5,148,623	5,410,855
Effect of preferential tax rate	(1,874,514)	(1,947,155)	(1,833,817)
Others	(15,121)	2,996	(9,801)
Total income tax expenses	2,258,780	3,204,464	3,567,237

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 13. INCOME TAXES (Continued)

Components of Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Deferred tax assets
Inventory provision	22,014	23,463
Change in fair value of financial instrument	2,676	3,737
Accrued liabilities and accrued payroll	1,825,265	2,079,445
Long-term assets provision	16,464	24,157
Deferred government grants and other	559,671	628,577
Warranty liabilities	221,441	267,271
Total deferred tax assets	2,647,531	3,026,650
Deferred tax liabilities
Change in fair value of financial instrument	10,959	10,413
Total deferred tax liabilities	10,959	10,413
Total net deferred tax assets	2,636,572	3,016,237

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 14.  NOTES TO CASH FLOWS

The reconciliation of net income to net cash provided by operating activities for the years ended December 31 was as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Net income	14,334,881	17,390,028	18,076,183
Inventory write-downs	26,756	97,685	411,747
Provision for impaired long-lived assets	14,865	10,121	60,468
Depreciation of property, plant, and equipment	1,679,754	2,807,272	3,272,960
Amortization of prepaid land leases	23,709	27,979	30,775
Amortization of deferred government grants and others	(36,474)	(106,818)	(601,477)
Loss/(Gain) on disposal of property, plant, and equipment	(73)	3,037	20,310
Unrealized loss/(gain) from changes in fair value of financial instruments	177,504	(222,066)	10,111
Finance expenses	20,609	8,551	(9,645)
Changes of deferred income tax	(528,148)	(636,298)	(379,665)

Changes in operating assets and liabilities:
Decrease/(Increase) in inventories	(869,897)	(2,082,921)	1,496,637
Decrease/(Increase) in accounts and notes receivable	(120,991)	(310,870)	(144,807)
Decrease/(Increase) in interest receivable	45,942	(301)	301
Decrease/(Increase) in long-term prepaid expense	(18,222)	(65,741)	—
Decrease/(Increase) in other receivables	93,086	(352,643)	54,429
Decrease/(Increase) in advances to suppliers	(267,090)	220,234	(25,302)
Decrease/(Increase) in amounts due from related parties	28,781	(180,259)	(58,497)
Increase/(Decrease) in accounts payable	1,202,207	6,100,078	(33,083)
Increase/(Decrease) in advances from customers	35,951	(18,102)	(190,804)
Increase/(Decrease) in accrued payroll and related expenses	233,330	154,625	48,909
Increase/(Decrease) in taxes payable	2,411,409	(727,031)	(232,975)
Increase/(Decrease) in other payables and accrued liabilities	1,161,758	382,083	2,110,914
Increase/(Decrease) in warranty liabilities	882,185	(475,636)	252,929
Increase/(Decrease) in deferred government grants and other	934,987	976,626	914,094
Increase/(Decrease) in amounts due to related parties	(943,804)	1,648,724	(682,721)
Net cash provided by operating activities	20,523,015	24,648,357	24,401,791

Cash paid for interest and income taxes for the years were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Cash paid during the year for:
Interest	1,754	1,472	4,395
Income taxes	2,554,889	3,757,200	4,196,589

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 14.  NOTES TO CASH FLOWS (Continued)

Changes in assets and liabilities related to investing activities that did not result in cash flows in the current year were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Decrease/(Increase) of prepayments for acquisition of plant, and equipment	(349,888)	458,267	255,917
Increase/(Decrease) of payables and accrued liabilities	(64,131)	507,518	(174,009)
Increase/(Decrease) of amounts due to related parties	(128,999)	33,260	21,179
Total changes of prepayments and payables	(543,018)	999,045	103,087

Changes in other liabilities related to financing activities that did not result in cash flows in the current year were as follows (in RMB thousands):

	For the years ended December 31,
	2014	2015	2016
Increase/(Decrease) of dividend withholding taxes payable	255,500	(255,500)	—

NOTE 15.  WARRANTIES

On December 29, 2012, the General Administration of Quality Supervision, Inspection and Quarantine of PRC issued the regulation of Provisions on the Liability for Repair, Replacement and Return of Household Automotive Products. The regulation clarifies the rights and interests of the consumers of household automotive products and defines the liability for guaranteeing repair, replacement and return of household automotive products within the territory of the PRC.

Under the regulation, the Company provides guarantees to the consumers to repair or replace items that fail to perform satisfactorily for at least three years or cover a mileage of 100,000 kilometers, whichever arrives first shall prevail. Estimated warranty costs are accrued for at the time the vehicle is sold to a dealer. Management estimates the related warranty claims based on historical warranty claim information regarding the nature, frequency, and average cost of claims for each vehicle line by model year. Where little or no claims experience exists, the Company relies on historical averages.

In addition to the costs associated with this warranty coverage provided on the vehicles, the Company also incurs costs as a result of additional service actions, including product recalls and customer satisfaction actions. The Company accrues the cost related liabilities at the time of sale for potential product recalls based on historical experience. Product recalls are distinguishable from warranty coverage in that the actions may extend beyond basic warranty coverage periods.

The Company reevaluates the estimate of warranty obligations on a regular basis (quarterly). Experience has shown that initial data for any given model year may be volatile due from the success of the Company’s productivity and quality controls, as well as parts and labor costs; therefore, the process relies on long-term historical averages until sufficient data are available. As actual experience becomes available, the Company uses the data to modify the historical averages in order to ensure that the estimate is within the range of likely outcomes. The Company then compares the resulting accruals with present spending rates to ensure that the balances are adequate to meet expected future obligations. Based on this data, the Company revises the estimates as necessary. Due to the uncertainty and potential volatility of these factors, changes in our assumptions could materially affect the financial condition and results of operations. The effects on profit or loss are reflected in Selling expenses.

CHANGAN FORD AUTOMOBILE CORPORATION LIMITED AND SUBSIDIARY
DECEMBER 31, 2014, 2015, AND 2016
NOTES TO THE FINANCIAL STATEMENTS

NOTE 15.  WARRANTIES (Continued)

Changes in the warranty liabilities were as follows (in RMB thousands):

	December 31, 2015	December 31, 2016
Beginning balance	1,797,667	1,322,031
Payments made during the period	(951,478)	(1,031,304)
Changes in accrual related to warranties issued during the period	967,666	728,829
Changes in accrual related to pre-existing warranties	(491,824)	555,404
Ending balance	1,322,031	1,574,960

Warranty liabilities - current	365,902	308,614
Warranty liabilities - non current	956,129	1,266,346
Total warranty liabilities	1,322,031	1,574,960